August 13, 2015

Via EDGAR

Mr. Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 27, 2015 Supplemental response dated July 15, 2015 File No. 1-13726
Dear Mr. Horowitz:

This letter is to confirm our conversation with the staff on August 13, 2015 regarding our request for an extension of time to respond to your comment letter dated July 30, 2015. As discussed, we requested additional time due to the business and travel commitments of key personnel responsible for the preparation, review and approval of our response.

We appreciate your agreement to extend our comment response time to Thursday, August 20, 2015.

Sincerely,

/s/ J. David Hershberger

J. David Hershberger
Assistant General Counsel - Corporate

cc: Tull Florey, Baker Botts L.L.P.

Chesapeake Energy Corporation P.O. Box 18496 • Oklahoma City, OK 73154-0496 • 6100 N. Western Avenue • Oklahoma City, OK 73118 405-935-8000 • 405-849-3773